UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2022

EMPRESA DISTRIBUIDORA Y COMERCIALIZADORA NORTE S.A. (EDENOR)

(DISTRIBUTION AND MARKETING COMPANY OF THE NORTH )

(Translation of Registrant's Name Into English)

Argentina

(Jurisdiction of incorporation or organization)

Av. del Libertador 6363,

12th Floor,

City of Buenos Aires (A1428ARG),

Tel: 54-11-4346-5000

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  X     Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes          No  X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

PRESS RELEASE

EDENOR CLOSES 2021 WITH LOSSES, BUT MAINTAINS THE LEVEL OF ITS INVESTMENTS AND THE QUALITY OF SERVICE

Buenos Aires, March 9, 2022, Today, the Board of Empresa Distribuidora y Comercializadora Norte S.A. (“edenor”) approved its financial statements for the period ended December 31, 2021.

The Company's results reflect a 18% fall in revenues in real terms as a result of the tariff freeze.

edenor has managed to maintain the improvement in its service quality levels together with an improvement in the efficiency of the use of its resources, being committed to the community to which it belongs, adopting the best environmental, social and governance practices.

In this regard, as of December 31, 2021, SAIDI[1] and SAIFI[2] indicators for the last 12 months present improvements of 15% and 11% respectively, compared to the same indexes registered as of December 31, 2020.

While energy losses decreased to 4,664 GWh compared to 4,945 GWh in the same period of the previous year.

The investment plan carried out in recent years keep showing results that are reflected in a continuous improvement in the quality of the service, by reducing the duration and frequency of outages since 2014, and thus complying with the regulatory requirements established in the last comprehensive tariff review, even exceeding this year the quality indicators required by the regulator for the end of the tariff period in February 2022.

[1] System Average Interruption Duration Index

[2] System Average Interruption Frequency Index

The Company continues to guarantee electricity service to all its customers. The pandemic was a challenge for the whole society, and especially for utility companies edenor carried out a care program for employees, contractors and clients, applying strict hygiene, safety and health protocols for each of the activities which are deemed to be essential. At the same time, digital channels for customer service and communication were optimized and improved. The current use of the edenordigital app by more than a half of the households, businesses and industries in our concession area is an example of this.

KEY FINANCIAL FIGURES

The figures corresponding to the period of the previous year have been restated to consider the changes in the purchasing power of the Argentine Peso, in accordance with the provisions of International Accounting Standard No. 29 and General Resolution No. 777/2018 of the Argentine Securities Commission.

(*) Operating profit before taxes and financials. In 2020, includes impairment of property, plant and equipment for $26,248 million.

Revenues decreased by 18% in real terms during 2021 compared to the same period in 2020, mainly due to the tariff freeze in an inflationary context and in which the levels of volume of energy sold increased.

The gross margin, which best represents the income attributable to this distributor, called Distribution Added Value (VAD), fell by 13% compared to the same period of the previous year, mainly as a result of the tariff freeze.

EBIT resulted in a loss of $ 4,397 million, in line with the decrease in gross margin.

The results for the year as of December 31 amounted to a loss of $ 21,344 million, mainly due to the deterioration of the gross margin and operating income, as a result of the impact of the change in the income tax rate -which meant an additional loss of $ 7,473 million- and due to a higher financial charge originated by the deferral of the payment of obligations with the MEM (Wholesale Electricity Market), all partially offset as a consequence of a higher gain from exposure to inflation in 2021.

During 2021 investments reached $ 16,246 million, without representing significant changes with respect to the same period of the previous year. Despite the current adverse economic conditions and the financial situation that the Company is going through, added to the sanitary restrictions that had been imposed during the first semester, we have executed the investment plan as required by the regulator.

MAIN OPERATIONAL FIGURES

During 2021, energy sales increased by 7.6%, reaching 21,709 GWh compared to 20,179 GWh sold during the same previous period, with a sharp increase in residential customers.

The number of clients increased by 2.4% in relation to the same period of the previous year, mainly due to the increase in residential tariff clients and MIDE.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Empresa Distribuidora y Comercializadora Norte S.A.

By:	/s/ Germán Ranftl
Germán Ranftl
Chief Financial Officer

Date: March 10, 2022